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               SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C. 20549


                            FORM 11-K


[X]Annual Report Pursuant to Section 15(d) of the Securities
   Exchange Act of 1934

For the fiscal year ended December 31, 1993

                               or

[ ]Transition Report Pursuant to Section 15(d) of the
   Securities Exchange Act of 1934


For the transition period from ___________________ to
_________________


Commission file number 1-44


  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


      ADM SAVINGS AND INVESTMENT PLAN FOR HOURLY EMPLOYEES


  B.Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                 ARCHER DANIELS MIDLAND COMPANY
                            BOX 1470
                       DECATUR, IL  62525
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                  Audited Financial Statements

      ADM Savings And Investment Plan For Hourly Employees

                        December 31, 1993




Report of Independent
Auditors......................................                3
Statements of Net Assets Available for Plan
Benefits................                                      4
Statements of Changes in Net Assets Available for Plan
Benefits.....                          5
Notes to Financial
Statements.......................................             6
Schedule A--Assets Held for
Investment..............................                      9
Schedule B--Transactions or Series of Transactions in
  Excess of 5% of the Current Value of Plan
          Assets.................      10



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                 Report of Independent Auditors


Administrative Committee
ADM Savings and Investment Plan for Hourly Employees
Decatur, Illinois


We have audited the accompanying statements of net assets available for plan benefits of the ADM Savings and Investment Plan for Hourly Employees (the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1993 and transactions or series of transactions in excess of 5% of the current value of plan assets for the year ended December 31, 1993 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.


                                        ERNST & YOUNG

Minneapolis, Minnesota

May 12, 1994

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      ADM Savings and Investment Plan for Hourly Employees

      Statements Of Net Assets Available For Plan Benefits





                                               December 31
                                            1993         1992
                                       ________________________
Assets
 Cash and cash equivalents             $   13,188  $   2,435
 Investments (Note 1)
  Archer Daniels Midland Company
  common stock                          8,465,548  6,555,226
  Pfizer Incorporated common stock      1,737,972  1,828,885
  Commingled fixed income fund            165,050    146,624
  Equity mutual funds                      40,587     34,088
                                         _________  _________
                                        10,409,157  8,564,823
 Contributions receivable from employer   122,856    112,875
 Contributions receivable from employees  176,793    162,429
                                         _________  _________

Net assets available for plan benefits $10,721,994 $8,842,562
                                         =========  =========


See accompanying notes.
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      ADM Savings and Investment Plan for Hourly Employees

 Statement of Changes in Net Assets Available for Plan Benefits



                                    Year ended December 31

                                  1993       1992       1991
                             ____________________________________
Additions
Contributions from Archer
Daniels                        $ 1,254,615  $1,082,43         $
 Midland Company (Note 2)                           3   852,767
Contributions from
participating                    1,805,423  1,557,648 1,208,102
 employees (Note 2)
Transfer of assets                   1,628      -       859,339
Investment income
 Dividends                          74,621     60,101    35,433
 Interest                              166      1,029     5,051
                                 _________  _________ _________
                                 3,136,453  2,701,211 2,960,692
Deductions
Benefit payments
 Common stock                      267,436    157,767    51,198
 Cash                              206,771    174,793   206,391
Other deductions (fees)                135         11       201
Transfer of assets                 -           37,296      -
                                 _________  _________ _________
                                   474,342    369,867   257,790
                                 _________  _________ _________
                                 2,662,111  2,331,344 2,702,902

Net realized and unrealized
 (depreciation) appreciation
 in fair value of investment     (782,679)  (994,360) 3,255,533
                                 _________  _________ _________
Net increase                     1,879,432  1,336,984 5,958,435

Net assets available for plan
 benefits at beginning of        8,842,562  7,505,578 1,547,143
year
                                __________  _________ _________
Net assets available for plan
 benefits at end of year       $10,721,994  $8,842,56 $7,505,57
                                                    2         8
                                ==========  ========= =========

See accompanying notes.

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      ADM Savings And Investment Plan For Hourly Employees

                  Notes To Financial Statements

                        December 31, 1992


1. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Investments

Investments are carried at fair value. Common stocks are valued at the quoted market price on the last business day of the Plan year. Investments in commingled and mutual funds are stated at the reported net asset value on the last day of the Plan year. Unallocated funds are invested in a short-term money market account as deemed appropriate by the trustee.

Plan Expenses

All costs of administering the Plan are paid by Archer Daniels
Midland Company ("the Company").

Plan Year

The Plan year is the twelve month period ending December 31, corresponding to the tax year of the Company.

2. Description of the Plan

The Plan is a defined contribution plan available to substantially all hourly employees of the Company who have completed one year of service. Under the terms of the Plan, employees electing to participate can contribute from 1% to 6% of their current gross cash compensation to the Plan, within ERISA limitations. In addition, the Company will match 100% of the first 2% employee contribution and 50% of the remaining 4% employee contribution. All contributions are received from the Company in the form of Archer Daniels Midland Company common stock and are fully vested to the participant.


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      ADM Savings And Investment Plan For Hourly Employees

            Notes To Financial Statements (continued)


The full value of an employee's account is payable following termination of employment. Withdrawal of shares acquired under 401(k) provisions is subject to hardship restrictions. The
Company may terminate the Plan at any time.

All plan assets are held and managed by National City Bank of Minneapolis (trustee of the Plan). The trust will continue for an indefinite period of time as provided by the Plan.


3.   Investments

The Plan's investments are held by a bank administered trust fund. During 1993, 1992 and 1991, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value by $(782,679) and $(994,360) and $3,255,533, respectively, as follows:

                                   Net
                               Appreciation
                              (Depreciation)
                              in Fair Value      Fair Value at
                                During Year       End of Year
                         ______________________________________

Year ended December 31, 1993
 Archer Daniels Midland Company
   common stock               $(720,912)          $8,465,548
 Pfizer Incorporated common stock(85,683)          1,737,972
 Commingled fixed income fund     18,426             165,050
 Equity mutual funds               5,490              40,587
                                 _______           _________
                              $(782,679)         $10,409,157
                                 =======           =========

Year ended December 31, 1992
 Archer Daniels Midland Company
   common stock               $(712,042)          $6,555,226
 Pfizer Incorporated common stock(292,760)         1,828,885
 Commingled fixed income fund     10,826             146,624
 Equity mutual funds               (384)              34,088
                                 _______           _________
                              $(994,360)          $8,564,823
                                 =======           =========

Year ended December 31, 1991
 Archer Daniels Midland Company
   common stock               $1,597,569          $4,965,700
 Pfizer Incorporated common stock1,530,464         2,154,936
 Commingled fixed income fund    126,320             126,279
 Equity mutual funds               1,180              33,907
                               _________           _________
                              $3,255,533          $7,280,822
                               =========           =========

At December 31, 1993, 1992 and 1991, the fair value of the Archer Daniels Midland Company common stock and the Pfizer
Incorporated common stock represented 5% or more of the Plan's net assets.

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      ADM Savings And Investment Plan For Hourly Employees

            Notes To Financial Statements (continued)


4.   Transactions with Parties-in-Interest

During the three years ended December 31, 1993, the Plan had the following transactions related to Archer Daniels Midland Company common stock:

                                      1993      1992     1991


  Number of common shares contributed125,554 95,626   83,379
  Number of common shares purchased   299       211      360
  Cost of common shares purchased $ 7,044  $  6,048  $ 8,541
  Cash dividends received         $31,206  $ 19,799  $10,509
  Shares received through stock dividends16,04410,324  5,745

  Number of common shares sold      6,151     3,300      777
  Market value of common shares sold$145,850$ 85,461 $20,029
  Cost of common shares sold     $145,888  $ 79,105  $ 1,932

5. Plan Terminations

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. Upon termination, all amounts in participatants' accounts are 100% invested.

6. Income Tax Status

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986 (the "Code"). However, the plan administrator represents that the Plan is qualified and, therefore, is exempt from taxation. ADM has prepared the documentation to apply for tax exempt status of the Plan with the Internal Revenue Service (IRS). ADM plans to file the Plan with the IRS during 1994.

Once qualified, the Plan is required to operate in conformity with the Code and ERISA to maintain its tax exempt status. The administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

Distributions of benefits to participants, their estates or beneficiaries, generally are subject to federal income tax as either ordinary income or capital gain depending on the event giving rise to the distribution and the method used.

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      ADM Savings And Investment Plan For Hourly Employees
             Schedule A--Assets Held For Investment


                        December 31, 1993


                         Description of
                      Investment Including
 Identity of Issue,  Maturity Date, Rate of
Borrower, Lessor or     Interest, Par or
   Similar Party         Maturity Value     Cost      Fair Value


Archer Daniels Midland
  Company                  372,212 shares
                           of common stock$8,223,313$8,465,548

Pfizer Incorporated        25,188 shares
                           of common stock  600,085  1,737,972

Commingled fixed income fund              782 units    124,054        165,050

Equity mutual funds
 Frank Russell--Real Estate
 Securities Fund          191 units          3,641      4,359
 Frank Russell--Equity I  269 units          6,521      6,697
 Frank Russell--Equity II  67 units          1,601      1,772
 Frank Russell--Equity III396 units         10,688     10,720
 Frank Russell--Equity Q  262 units          6,236      6,816
 Frank Russell--International            274 units      8,458        10,223
                                         _________  _________
                                            37,145     40,587
                                         _________  _________
Total assets held for investment         $8,984,597$10,409,157

                                          =========  =========
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      ADM Savings And Investment Plan For Hourly Employees

       Schedule B--Transactions or Series of Transactions in Excess of 5% of the Current Value of Plan Assets


                  Year ended December 31, 1993

                                                        Purchase Selling Cost of   Net
 Identity of Party Involved                 Description of Asset/TransactionPrice Price   Asset
(Loss)



Category (iii)-Series of
 Transactions

Archer Daniels Midland Company Archer Daniels Midland Company
                                common stock
                                   Purchased or received for
                                    401(k) plan contribution
                                    125,853 Shares in 14
                                    transactions        $3,042,738     $3,042,738
                                   Sold 6,151 shares in 14
                                    transactions               $145,850   145,888  $(38)

There were no category (i), (ii) or (iv) transactions during the year.


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                            Signature



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                              ARCHER DANIELS MIDLAND COMPANY



                              Douglas J. Schmalz
                              Vice President and Controller

Dated:  June 29, 1994

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                                                     Exhibit 23





               CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-27331 dated March 20, 1989) pertaining to the ADM Savings and Investment Plan for Hourly Employees of our report dated May 12, 1994 with respect to the financial statements and schedules of the ADM Savings and Investment Plan for Hourly Employees included in this Annual Report (Form 11-K) for the year ended December 31, 1993.






                                        ERNST & YOUNG

Minneapolis, Minnesota
June 29, 1994

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